[redacted]

U.S. I 09055141 RY

OMB APPROVAL
OMB # 1535-0089

FACING PAGE
Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

ANNUAL AUDITED REPORT FORM G-405 PART III

SEC FILE NO.
8-38051

REPORT FOR THE PERIOD BEGINNING 12/29/07 (MM/DD/YY) AND ENDING 12/26/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

MERRILL LYNCH GOVERNMENT SECURITIES INC.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Merrill Lynch World Headquarters - World Financial Center – North Tower – 250 Vesey Street
(No. and Street)

New York	New York	10080-1308
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara J. Gleason (201) 671-0647
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - if individual, state last, first, middle name)

DELOITTE & TOUCHE LLP

2 World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 24 2009
Washington, DC
109

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2.*

AFFIRMATION

We, Paul W. Murphy and Joseph F. Regan, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Merrill Lynch Government Securities Inc. and Subsidiary (the "Company"), for the year ended December 26, 2008, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul W. Murphy February 23, 2009
President and Chief Executive Officer

Joseph F. Regan February 23, 2009
Chief Financial Officer

Subscribed and sworn to before me
on this 23rd day of February, 2009

~~Notary Public~~

BINDU S JOSEPH
NOTARY PUBLIC
STATE OF NEW JERSEY
EXPIRES 2/1/2011

MERRILL LYNCH GOVERNMENT SECURITIES INC.
AND SUBSIDIARY
(S.E.C. I.D. No. 8-38051)

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 26, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Section 405.2
of the Regulations Under Section 15C
of the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Merrill Lynch Government Securities Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of Merrill Lynch Government Securities Inc. and Subsidiary (a wholly-owned subsidiary of Merrill Lynch & Co., Inc. (the "Parent")) (the "Company") as of December 26, 2008, that you are filing pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch Government Securities Inc. and Subsidiary at December 26, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statement, the Parent became a wholly-owned subsidiary of Bank of America Corporation on January 1, 2009.

Deloitte & Touche LLP

February 23, 2009

MERRILL LYNCH GOVERNMENT SECURITIES INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 26, 2008

(Dollars in Thousands, Except Share Amounts)

ASSETS	
CASH AND CASH EQUIVALENTS	$ 2,848
CASH AND SECURITIES SEGREGATED FOR REGULATORY PURPOSES OR DEPOSITED WITH CLEARING ORGANIZATIONS	1,089,869
SECURITIES FINANCING TRANSACTIONS:	
Receivables under resale agreements *(includes $28,215,011 measured at fair value in accordance with SFAS No. 159)*	83,237,548
Receivables under securities borrowed transactions	9,949,283
	93,186,831
TRADING ASSETS, AT FAIR VALUE *(includes securities pledged as collateral that can be sold or repledged of $1,216,267)*	
U.S. Government and agencies	2,981,249
Mortgage-backed	1,717,090
Money markets	29,994
Derivative contracts	905,621
	5,633,954
OTHER RECEIVABLES:	
Customers	2,003,547
Brokers and dealers	816,783
Interest and other	534,195
Affiliates	24,309
	3,378,834
OTHER ASSETS:	
Equipment and facilities (net of accumulated depreciation and amortization of $10,644)	505
Other	2,822
	3,327
TOTAL ASSETS	$ 103,295,663

LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
SECURITIES FINANCING TRANSACTIONS:	
Payables under repurchase agreements *(includes $9,177,797 measured at fair value in accordance with SFAS No. 159)*	$ 93,594,360
TRADING LIABILITIES, AT FAIR VALUE:	
U.S. Government and agencies	1,714,072
Derivative contracts	768,401
	2,482,473
OTHER PAYABLES:	
Brokers and dealers	3,152,993
Customers	1,226,424
Affiliates	997,156
Interest and other	78,901
	5,455,474
SUBORDINATED BORROWINGS	900,000
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value - 1,000 shares authorized; issued and outstanding	100
Paid-in capital	699,200
Retained earnings	164,056
TOTAL STOCKHOLDER'S EQUITY	863,356
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 103,295,663

See Notes to Consolidated Balance Sheet.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Merrill Lynch Government Securities Inc. ("MLGSI") is a wholly-owned subsidiary of Merrill Lynch & Co. Inc. ("ML&Co." or the "Parent") and is a primary dealer in obligations issued or guaranteed by the U.S. Government and regularly makes a market in securities issued by Federal agencies and other government-sponsored entities, such as, among others, Government National Mortgage Association, Fannie Mae and Freddie Mac. MLGSI deals in mortgage-backed pass-through instruments issued by certain of these entities and also in related futures, options, and forward contracts for its own account, to hedge its own risk, and to facilitate customers' transactions. As a primary dealer, MLGSI acts as a counterparty to the Federal Reserve Bank of New York ("FRBNY") in the conduct of open market operations and regularly reports positions and activities to the FRBNY. An integral part of MLGSI's business involves entering into repurchase and resale agreements and securities borrowed transactions. MLGSI's wholly-owned subsidiary, Merrill Lynch Money Markets Inc., provides a full range of origination, trading, and marketing services for money market instruments, such as commercial paper, banker's acceptances, and certificates of deposit. Refer to Note 13 for further information.

Basis of Presentation—The Consolidated Balance Sheet include the accounts of Merrill Lynch Government Securities Inc. and its subsidiary (collectively, the "Company") and are presented in accordance with U.S. Generally Accepted Accounting Principles, which include industry practices. Intercompany balances and transactions have been eliminated.

Use of Estimates—In presenting the Consolidated Balance Sheet, management makes estimates regarding:

- Valuations of assets and liabilities requiring fair value estimates;
- The outcome of litigation;
- The realization of deferred taxes and the recognition and measurement of uncertain tax positions; and
- Other matters that affect the reported amounts and disclosure of contingencies in the Consolidated Balance Sheet.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Consolidated Balance Sheet. It is possible that such changes could occur in the near term.

Fair Value Measurement— The Company accounts for a significant portion of its financial instruments at fair value or considers fair value in its measurement. The Company early adopted the provisions of SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157") in 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price).

The Company accounts for certain financial assets and liabilities at fair value under various accounting literature, including SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133") and SFAS No. 159, *Fair Value Option for Financial Assets and Liabilities* ("SFAS No. 159"). The Company also accounts for certain assets at fair value under applicable industry guidance, namely broker-dealer accounting guidance. The Company adopted SFAS No. 159 in 2007 for certain repurchase and resale financial instruments. See Note 4 to the Consolidated Balance Sheet for further information.

Fair values for certain exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter ("OTC") derivative financial instruments, principally forwards, options, and swaps, represent the present value of amounts estimated to be received from or paid to a marketplace participant in settlement of these instruments. (i.e., the amount the Company would expect to receive in a derivative asset assignment or would expect to pay to have a derivative liability assumed). These derivatives are valued using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services, while taking into account the counterparty's creditworthiness, or the Parent's own creditworthiness, as appropriate. Determining the fair value for OTC derivative contracts can require a significant level of estimation and management judgment.

New and/or complex instruments may have immature or limited markets. As a result, the pricing models used for valuation often incorporate significant estimates and assumptions that market participants would use in pricing the instrument. For instance, on long-dated contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. This enables the Company to consistently mark to fair value all positions when only a subset of prices are directly observable. Values for OTC derivatives are verified using observed information about the costs of hedging the risk and other trades in the market. As the markets for these products develop, the Company continually refines its pricing models to correlate more closely to the market price of these instruments.

Certain financial instruments recorded at fair value are initially measured using mid-market prices which results in gross long and short positions marked-to-market at the same pricing level prior to the application of position netting. The resulting net positions are then adjusted to fair value representing the exit price as defined in SFAS No. 157. The significant adjustments include liquidity and counterparty credit risk.

Liquidity

The Company makes adjustments to bring a position from a mid-market to a bid or offer price, depending upon the net open position. The Company values net long positions at bid prices and net short positions at offer prices. These adjustments are based upon either observable or implied bid-offer prices.

Counterparty Credit Risk

In determining fair value, the Company considers the credit risk of its counterparties. The Company attempts to mitigate credit risk to third parties by entering into netting and collateral arrangements. Net counterparty exposure (counterparty positions netted by offsetting transactions and both cash and securities collateral) is then valued for counterparty creditworthiness and this resultant value is incorporated into the fair value of the respective instruments. The Company generally calculates the credit risk adjustment for derivatives on observable market credit spreads.

Balance Sheet

Cash and Cash Equivalents—The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with maturities, when purchased, of 90 days or less, other than those used for trading purposes. The amounts recognized for cash and cash equivalents in the Consolidated Balance Sheet approximate fair value.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations — The Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. The amounts recognized for cash and securities segregated for regulatory purposes or deposited with clearing organizations in the Consolidated Balance Sheet approximate fair value amounts.

Securities Financing Transactions—The Company enters into repurchase and resale agreements and securities borrowed transactions to accommodate customers and earn residual interest rate spreads (also referred to as "matched-book" transactions), obtain securities for settlement and finance inventory positions.

Repurchase and resale agreements are accounted for as collateralized financing transactions and may be recorded at their contractual amounts plus accrued interest or at fair value under the fair value option election in SFAS No. 159. Repurchase and resale agreements recorded at fair value are generally valued based on pricing models that use inputs with observable levels of price transparency.

Resale and repurchase agreements recorded at their contractual amounts plus accrued interest approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments or to credit risk because the resale and repurchase agreements are fully collateralized.

The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or pay cash, or return collateral pledged, when appropriate.

Substantially all repurchase and resale activities are transacted under master repurchase agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale agreement balances with the same counterparty on the Consolidated Balance Sheet.

The Company may use qualifying securities received as collateral from resale agreements to satisfy certain regulatory requirements. At December 26, 2008, the Company has pledged $785,364 in securities obtained through resale agreements to satisfy regulatory requirements.

Securities borrowed transactions are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. On a daily basis, the Company monitors the market value of securities borrowed against the collateral value, and the Company may require counterparties to deposit additional collateral or may return collateral pledged, when appropriate. The carrying value of these instruments approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or their variable interest rates.

All firm-owned securities pledged to counterparties where the counterparty has the right, by contract, to sell or repledge the securities are disclosed parenthetically in Trading assets on the Consolidated Balance Sheet.

Interest rate swaps may be used to modify the interest rate characteristics of long-term resale and repurchase agreements. See the *Derivative contracts* section for additional information on the accounting policy for derivatives.

Trading Assets and Liabilities—The Company's trading activities consist primarily of securities trading, underwriting, derivatives dealing and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (such as securities) and derivative instruments used for trading purposes or for managing risk exposures in other trading inventory. See the *Derivative contracts* section for additional information on the accounting policy for derivatives.

Trading assets and liabilities are generally recorded on a trade date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales").

Derivative contracts—A derivative is an instrument whose value is derived from an underlying instrument or index, such as interest rates, equity security prices, currencies, commodities or credit spreads. Derivatives include futures, forwards, swaps or option contracts, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams based on a notional or contractual amount (e.g., interest rate swaps) or to purchase or sell other financial instruments at specified terms on a specified date (e.g., options to buy or sell securities). Derivatives entered into by the Company include options on U.S. Treasury and mortgage-backed securities, futures, interest rate swaps, and forward purchase and sale agreements on to-be-announced ("TBA") mortgage securities. Derivative activity is subject to the Parent's overall risk management policies and procedures.

SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts ("embedded derivatives") and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the Consolidated Balance Sheet and measure those instruments at fair value. The fair value of all derivatives is recorded on a net-by-counterparty basis on the Consolidated Balance Sheet where management believes a legal right to set off exists under an enforceable netting agreement.

The accounting for changes in fair value of a derivative instrument depends on its intended use and if it is designated and qualifies as an accounting hedging instrument under SFAS No. 133.

The Company enters into derivatives to facilitate client transactions, for proprietary trading and financing purposes, and to manage its risk exposures arising from trading assets and liabilities. Derivatives entered into for these purposes are recognized at fair value on the Consolidated Balance Sheet as trading assets and liabilities in Derivative contracts.

Other Receivables and Payables - Brokers and Dealers—Receivables from brokers and dealers primarily include amounts receivable for securities sold but not delivered by the Company by the settlement date ("fails-to-deliver"), commissions, and net receivables arising from unsettled trades. Payables to brokers and dealers include amounts payable for securities purchased but not received by the Company by the settlement date ("fails-to-receive") and net payables arising from unsettled trades. Brokers and dealers receivables and payables also include amounts related to futures contracts. Due to their short-term nature, the amounts recognized for brokers and dealers receivables and payables approximate fair value.

Other Receivables and Payables - Customers—Receivables from customers primarily include amounts receivable for securities sold but not delivered by the Company by the settlement date ("fails-to-deliver"). Payables to customers include amounts payable for securities purchased but not received by the Company by the settlement date ("fails-to-receive"). Due to their short-term nature, such amounts approximate fair value.

Other Receivables and Payables - Interest and Other— Interest and other receivables include interest receivable on government obligations, customer or other receivables, and securities-borrowed transactions. Also included are receivables from deferred income taxes, underwriting and advisory fees, commissions and fees, and other receivables. Interest and other payables include interest payable for short-term and long-term borrowings, non-trading derivatives, other reserves, and other payables.

Other Receivables and Payables – Affiliates - The Company engages in trading activities such as providing securities brokerage, dealing and financing services with affiliated companies. Payables with affiliated companies include payables for derivative contracts, employee compensation and benefits, and income taxes.

Other Assets—Other assets consist primarily of prepaid expenses and other deferred charges.

Equipment and Facilities—Equipment and facilities primarily consist of technology hardware and software and leasehold improvements. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization. The cost of certain facilities shared with affiliates is allocated to the Company by the Parent based on the relative amount of space occupied.

Subordinated Borrowings—The Company's funding needs are generally met by and dependent upon loans principally obtained from the Parent (see Note 9) and repurchase agreements.

Income Taxes— The Company provides for income taxes on all transactions that have been recognized in the Consolidated Balance Sheet in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS No. 109") *and* FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48").

Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the current period. Deferred tax assets and liabilities are included under Affiliates in other receivables and other payables, respectively, on the Consolidated Balance Sheet. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The results of operations of the Company and its wholly-owned subsidiary are included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of the Parent. The Parent allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method and state and local tax expense based on a consolidated composite state tax rate with certain state tax adjustments. In addition, the Company files tax returns in certain states on a stand alone basis. See Note 10 to the Consolidated Balance Sheet for further information.

New Accounting Pronouncements – In October 2008, the FASB issued Staff Position No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP FAS 157-3"). FSP FAS 157-3 clarifies the application of SFAS 157 in periods of market dislocation and provides an example to illustrate key considerations for determining the fair value of a financial asset when the market for that asset is not active. FSP FAS 157-3 became effective upon issuance and is applicable for periods for which financial statements have not been issued. The clarifying guidance provided in FSP FAS 157-3 did not result in a change to the Company's application of SFAS 157 and did not have an effect on the Consolidated Balance Sheet.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, *Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161* ("FSP FAS 133-1 and FIN 45-4"), which amends SFAS No. 133 to require expanded disclosures regarding the potential effect of credit derivative instruments on an entity's financial position, financial performance and cash flows. FSP FAS 133-1 and FIN 45-4 applies to credit derivative instruments where the Company is the seller of protection. This includes freestanding credit derivative instruments as well as credit derivatives that are embedded in hybrid instruments. FSP FAS 133-1 and FIN 45-4 additionally amends FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45") to require an additional disclosure about the current status of the payment/performance risk of guarantees. FSP FAS 133-1 and FIN 45-4 are effective prospectively for financial statements issued for fiscal years and interim periods ending after November 15, 2008. Since the FSP only requires certain additional disclosures, it did not have an effect on the Consolidated Balance Sheet.

In March 2008, the FASB issued SFAS No. 161, *Disclosure about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133* ("SFAS No. 161"). SFAS No. 161 is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity's derivative instruments and hedging activities and their effects on the entity's financial position, financial performance, and cash flows. SFAS No. 161 applies to all derivative instruments within the scope of FAS No. 133. It also applies to non-derivative hedging instruments and all hedged items designated and qualifying as hedges under SFAS No. 133. SFAS No. 161 amends the current qualitative and quantitative disclosure requirements for derivative instruments and hedging activities set forth in SFAS No. 133 and generally increases the level of disaggregation that will be required in an entity's financial statements. SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk related contingent features in derivative agreements. SFAS No. 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Since SFAS No. 161 only requires certain additional disclosures, it will not affect the Company's Consolidated Balance Sheet.

In February 2008, the FASB issued FSP FAS 140-3, *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions*. Under the guidance in FSP FAS 140-3, there is a presumption that the initial transfer of a financial asset and subsequent repurchase financing involving the same asset are considered part of the same arrangement (i.e. a linked transaction) under SFAS No. 140. However, if certain criteria are met, the initial transfer and repurchase financing will be evaluated as two separate transactions under SFAS No. 140. FSP FAS 140-3 is effective for new transactions entered into in fiscal years beginning after November 15, 2008. Early adoption is prohibited. The adoption of FSP FAS 140-3 is not expected to have a material impact on the Consolidated Balance Sheet.

2. BANK OF AMERICA ACQUISITION

On January 1, 2009, the Parent was acquired by Bank of America Corporation ("Bank of America") through the merger of a wholly owned subsidiary of Bank of America. The Parent will continue as the surviving corporation and a wholly owned subsidiary of Bank of America. As a result of the merger, all of the direct and indirect subsidiaries of the Parent, including the Company, have become indirect subsidiaries of Bank of America.

3. RELATED PARTY TRANSACTIONS

The Company participates with affiliated companies in the sale of certain securities to third parties. The Company earns revenue from such sales through a service fee. In addition, the Company makes payments to affiliated companies for certain services provided in the execution and settlement of securities transactions, pursuant to various service fee agreements. The charge for these services is based primarily on the volume of transactions processed

The Company enters into derivative transactions with affiliates. The Company also borrows funds from and lends funds to affiliated companies for securities financing purposes. In addition, the Company has subordinated borrowings from the Parent (see Note 9).

Affiliate-related balances included in the Consolidated Balance Sheet follow:

Assets:		
Receivables under resale agreements	$	46,115,346
Trading assets		3,828
Customers		64,581
Brokers and dealers		163,712
Affiliate receivables		24,309
	$	46,371,776
Liabilities:		
Payables under repurchase agreements	$	68,411,355
Brokers and dealers		2,104,190
Subordinated borrowing from ML&Co.		900,000
Affiliate payables		997,156
	$	72,412,701

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Hierarchy

In accordance with SFAS No. 157, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Consolidated Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include active exchange-traded equity securities, exchange-traded derivatives, most U.S. Government and agency securities, and certain other sovereign government obligations).

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets (for example, restricted stock);
b) Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently);
c) Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and
d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (examples include certain residential and commercial mortgage related assets, including loans, securities and derivatives).

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include certain residential and commercial mortgage related assets (including derivatives), and long-dated or complex derivatives including certain foreign exchange options).

As required by SFAS No. 157, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. For example, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Further, the following table does not take into consideration the effect of offsetting Level 1 and 2 financial instruments entered into by the Company that economically hedge certain exposures.

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 26, 2008:

	Fair Value Measurements on a Recurring Basis as of December 26, 2008			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Receivables under resale agreements	$ -	$ 28,215,011	$ -	$ 28,215,011
Trading assets, excluding derivative contracts	4,588,172	125,695	14,466	4,728,333
Derivative contracts	842,391	63,230	-	905,621
Liabilities:				
Payables under repurchase agreements	$ -	$ 9,177,797	$ -	$ 9,177,797
Trading liabilities, excluding derivative contracts	1,613,322	100,750	-	1,714,072
Derivative contracts	672,879	95,522	-	768,401
Affiliate payables (1)	-	595,513	-	595,513

(1) Represents net payables to an affiliate related to derivative contracts.

Level 3 trading assets consist of a position in commercial paper totaling $14,466 at December 26, 2008.

Fair Value Option—SFAS No. 159 provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value for assets and liabilities for which the election is made will be recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

The following describes the rationale for electing to account for certain financial assets and liabilities at fair value.

Resale and Repurchase Agreements:
The Company elected the fair value option on a prospective basis for certain resale and repurchase agreements. The fair value option election was made based on the tenor of the resale and repurchase agreements, which reflects the magnitude of the interest rate risk. Resale and repurchase agreements collateralized by U.S. government securities were generally excluded from the fair value option election as these contracts are generally short-dated and therefore the interest rate risk is not considered significant. Amounts loaned under resale agreements require collateral with a market value equal to or in excess of the principal amount loaned resulting in minimal credit risk for such transactions. For the year ended December 26, 2008, the difference between fair value and the aggregate contractual principal amount of receivables under resale and payables under repurchase agreements for which the fair value option has been elected was not material.

5. TRADING ACTIVITIES

The Company's trading activities primarily consist of providing securities brokerage, derivatives dealing and financing to both affiliates and third party clients. While trading activities are primarily generated by client order flow, the Company also takes proprietary positions based on expectations of future market movements and conditions. The Company's trading strategies rely on the integrated management of its client-driven and proprietary transactions, along with the hedging and financing of these positions.

Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures put in place by the Parent.

Market Risk—Market risk is the potential change in an instrument's value caused by fluctuations in interest rates or other market factors. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The principal market risks affecting the Company's financial instruments are interest rate risk and, with respect to mortgage-backed securities, prepayment risk. The following discussion describes these types of market risks faced by the Company.

Interest Rate Risk—Interest rate risk arises from the possibility that changes in interest rates will affect the value of the Company's financial instruments. Interest rate swap agreements, futures, and U.S. Treasury securities and options are common interest rate risk management tools. The decision to manage interest rate risk using futures or swap contracts, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

Prepayment Risk—Prepayment risk, which is related to interest rate risk, arises from the possibility that the rate of principal repayment on mortgages will fluctuate, affecting the value of mortgage-backed securities.

Counterparty Credit Risk—The Company is exposed to risk of loss if an individual, counterparty, or issuer fails to perform its obligations under contractual terms and the collateral held, if any, is deemed insufficient or worthless ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining qualifying collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various client or counterparty securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other counterparties. The Company seeks to control default risk by requiring counterparties to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were purchased and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Concentrations of Credit Risk—The Company's exposure to credit risk, both default and credit spread, associated with its trading and other activities, is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

At December 26, 2008, the Company's most significant concentration of credit risk was with the U.S. Government and its agencies. This concentration consists of both direct and indirect exposures. Direct exposure, which primarily results from trading asset positions in instruments issued by the U.S. Government and its agencies and related accrued interest receivable, excluding mortgage-backed securities, amounted to $2,998,609. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral, primarily for resale agreements and securities borrowed transactions. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies in the event of the counterparty's default. Securities issued by the U.S. Government or its agencies held as collateral for resale agreements and securities borrowed transactions at December 26, 2008 totaled $125,796,315.

The Company's most significant industry credit concentrations are with financial institutions and municipalities. Financial institutions include other brokers and dealers, commercial banks, finance companies, investment companies, and insurance companies. This concentration arises in the normal course of the Company's trading and financing activities.

Trading Derivatives—The Company's trading derivatives (Derivative contracts) consist of derivatives provided to customers and derivatives entered into for proprietary trading strategies or risk management purposes.

Default risk is limited to the current cost of replacing derivative contracts in a gain position. Default risk exposure varies by type of derivative. Swap agreements and forward contracts are generally OTC-transacted and thus are exposed to default risk to the extent of their replacement cost. Since futures contracts are exchange-traded and usually require daily cash settlement, the related risk of loss is generally limited to a one-day net positive change in market value. Option contracts can be exchange-traded or OTC-transacted. Purchased options have default risk to the extent of their replacement cost. Written options represent a potential obligation to counterparties and typically do not subject the Company to default risk.

To reduce default risk, the Company requires collateral, principally U.S. Government and agencies securities, on certain derivative transactions. From an economic standpoint, the Company evaluates default risk exposures net of related collateral. In addition to obtaining collateral, the Company attempts to mitigate default risk on derivatives by entering into transactions with provisions that enable the Company to terminate or reset the terms of the derivative contract.

The Company generally enters into International Swaps and Derivative Association, Inc. master agreements or their equivalent ("master netting agreements") with each of its counterparties, as soon as possible. Master netting agreements provide protection in bankruptcy in certain circumstances and, in some cases, enable receivables and payables with the same counterparty to be offset on the Consolidated Balance Sheet, providing for a more meaningful balance sheet presentation of credit exposure. Agreements are negotiated bilaterally and can require complex terms. While reasonable efforts are made to execute such agreements, it is possible that a counterparty may be unwilling to sign such an agreement and, as a result, would subject the Company to additional credit risk. The enforceability of master netting agreements under bankruptcy laws in certain countries or in certain industries is not free from doubt and receivables and payables with counterparties in these countries or industries are accordingly recorded on a gross basis.

6. SECURITIES FINANCING TRANSACTIONS

The Company enters into repurchase and resale agreements and securities borrowed transactions to finance trading inventory positions, obtain securities for settlement, meet customer needs, and earn residual interest rate spreads.

Under these agreements and transactions, the Company receives collateral in connection with resale agreements and securities borrowed transactions. Under most agreements, the Company is permitted to sell or repledge these securities held as collateral and use these securities to secure repurchase agreements or deliver to counterparties to cover short positions. At December 26, 2008, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $170,397,542, of which $46,115,193 was received from affiliated companies. The fair value of these securities that had been sold or repledged was $163,742,179, of which $68,411,355 have been sold or repledged to affiliated companies.

The Company pledges firm-owned assets, which are included in Trading assets, to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are disclosed parenthetically in Trading assets on the Consolidated Balance Sheet.

The carrying value and classification of securities owned by the Company that have been pledged to counterparties where those counterparties do not have the right to sell or repledge as of December 26, 2008, are as follows:

U.S Governments and agencies	$2,853,660
Mortgage-backed	387,074
Total	$3,240,734

7. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Litigation—As of December 26, 2008, ML&Co. and/or certain of its subsidiaries have been named as parties in various actions, some of which involve claims for substantial amounts. In accordance with SFAS No. 5, *Accounting for Contingencies* ("SFAS No. 5"), the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including almost all of the class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. The Company has not been named as a defendant in any legal actions, including arbitrations, class actions and other litigation arising in connection with its activities.

Other Commitments—In the normal course of business, the Company enters into when-issued and delayed delivery transactions. Settlement of these transactions as of December 26, 2008, would not have had a material effect on the consolidated financial position of the Company.

In connection with its financing activities, the Company had commitments to enter into resale agreements totaling $5,234,899 and commitments to enter into repurchase agreements totaling $2,993,649 at December 26, 2008.

The Company also obtains standby letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of the Company depositing cash or securities collateral. There were no outstanding letters of credit at December 26, 2008.

Guarantees— The Company enters into certain derivative contracts that meet the definition of a guarantee under FIN 45. FIN 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying (such as changes in the value of interest rates, security prices, currency rates, commodity prices, indices, etc.), that relate to an asset, liability or equity security of a guaranteed party. Derivatives that meet the FIN 45 definition of guarantees include certain written options (e.g., written interest rate and written currency options). The Company additionally enters into credit derivative arrangements (e.g., credit default swaps) whereby the Company is contingently required to make payment to a guaranteed party based on a change in the underlying credit risk of a specified entity or an index based upon the credit risk of a group of entities. The Company does not track, for accounting purposes, whether its clients enter into these derivative contracts for speculative or hedging purposes. Accordingly, the Company has disclosed information about all credit derivatives and certain types of written options that can potentially be used by clients to protect against changes in an underlying, regardless of how the contracts are actually used by the client. The Company records all derivative transactions at fair value on its Consolidated Balance Sheets.

For certain derivative contracts such as written interest rate caps, the maximum payout could theoretically be unlimited, because, for example, the rise in interest rates could theoretically be unlimited. In addition, the Company does not monitor its exposure to derivatives based on the theoretical maximum payout because that measure does not take into consideration the probability of the occurrence. As such, rather than including the maximum payout, the notional value of these contracts has been included to provide information about the magnitude of involvement with these types of contracts. However, it should be noted that the notional value is not a reliable indicator of the Company's exposure to these contracts. Instead, as previously noted, a risk framework is used to define risk tolerances and establish limits to help ensure that certain risk-related losses occur within acceptable, predefined limits.

The Company records all derivative transactions at fair value on its Consolidated Balance Sheet. As previously noted, the Company does not monitor its exposure to derivative contracts in terms of maximum payout. Instead, a risk framework is used to define risk tolerances and establish limits to ensure that certain risk-related losses occur within acceptable, predefined limits. The Company economically hedges its exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions. See the Derivatives contracts section of Note 1 for further discussion of risk management of derivatives.

Guarantees under FIN 45 entered into by the Company consist of written put options on U.S. Treasury and mortgage-backed securities. The maximum payout under these options at December 26, 2008 was $3,691,720; the carrying value at that date was $70,419. These guarantees expire in less than one year.

In addition to the guarantees described above, the Company also provides guarantees to securities clearing houses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried on the Consolidated Balance Sheet for these arrangements.

8. EMPLOYEE BENEFIT PLANS

The Company participates in various benefit and incentive plans sponsored by ML&Co.

The defined contribution plans consist of the Retirement Accumulation Plan, the 401(k) Savings and Investment Plan and the incentive plan consists of the Employee Stock Ownership Plan. These plans are available to substantially all U.S. employees who have met service requirements.

9. SUBORDINATED BORROWINGS

At December 26, 2008, subordinated borrowings with the Parent consisted of the following:

	Maturity	Amount Outstanding	Total Credit Facility
Revolving Subordinated Loan	October 15, 2009	$ 200,000	$ 1,500,000
Cash Subordinated Loan	March 31, 2010	700,000	700,000
		$ 900,000	$ 2,200,000

These borrowings, which have been approved for regulatory capital purposes, are U.S. dollar-denominated obligations that accrue interest at variable interest rates based on one-month LIBOR plus a spread.

The carrying value of these borrowings approximates fair value.

10. INCOME TAXES

The Company is included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of the Parent. The Parent allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method, and state and local tax expense based on a consolidated composite state tax rate with certain state tax adjustments. Assessment of the need for a valuation allowance is made on a consolidated basis in accordance with the Intercompany Income Tax Allocation Agreement. In addition, the Company files tax returns in certain states on a stand alone basis. At December 26, 2008, the Company had a current tax payable to the Parent of $111,762.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Consolidated Balance Sheet. These temporary differences result in taxable or deductible amounts in future years.

The Company's net deferred tax assets at December 26, 2008, which are included in Other Receivables, are comprised of:

Deferred tax assets	
Deferred compensation	$ 25,431
Stock options	3,847
Valuation and other reserves	1,972
Depreciation	276
Other	913
Deferred tax liabilities	
Deferred income	(17,840)
Other	(151)
Net deferred tax asset	$ 14,448

No valuation allowance was required at December 26, 2008 because it is more likely than not that the deferred tax asset will be fully realized.

The Parent is under examination by the Internal Revenue Service ("IRS") and other states in which it has significant business operations, such as New York. The years under examination vary by jurisdiction.

Below is a chart of tax years that remain subject to examination by major tax jurisdictions:

Jurisdiction	Years Subject to Examination
US Federal	2005-2008
New York State and City	2002-2008
Massachusetts	2004-2008
California	1997-2008
Illinois	2004-2008
New Jersey	2004-2008
Pennsylvania	2004-2008

The IRS audit for the year 2004 was completed in the second quarter of 2008 and the statute of limitations for the year expired during the third quarter of 2008. The IRS audits for the years 2005 and 2006 may be completed in 2009. New York State and New York City audits are in progress for the years 2002-2006.

At December 26, 2008, the Company did not have any liabilities for unrecognized tax benefits.

11. STOCKHOLDER'S EQUITY

The Company is authorized to issue 1,000 shares of $100 par value common stock. At December 26, 2008, 1,000 shares were issued and outstanding. On December 19, 2008, the Company paid a cash dividend to the Parent of $300,000.

12. REGULATORY REQUIREMENTS

As a primary U.S. Government securities dealer, the Company is subject to the financial responsibility requirements of Section 402.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 (the "Act"). The Act provides that the ratio of liquid capital to total haircuts (as defined) shall be maintained in excess of 1.2 to 1. At December 26, 2008, the Company's liquid capital, total haircuts, and ratio of liquid capital to total haircuts were $1,430,693, $371,657 and 3.85 to 1, respectively.

13. SUBSEQUENT EVENTS

On February 11, 2009, the Company was delisted as a primary U. S. Government securities dealer as a result of the acquisition of the Parent by Bank of America. In connection with the acquisition, the Company has evaluated its trading and financing activities and as a result, has begun transferring certain trading activities and related assets and liabilities to an affiliate of Bank of America. This transfer is expected to continue during the course of the year.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2009

Merrill Lynch Government Securities Inc. and Subsidiary
250 Vesey Street
New York, NY 10080

In planning and performing our audit of the consolidated financial statements of Merrill Lynch Government Securities Inc. and Subsidiary (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.) (the "Company") as of and for the year ended December 26, 2008 (on which we issued our report dated February 23, 2009, and such report expressed an unqualified opinion and included an explanatory paragraph regarding the acquisition of Merrill Lynch & Co., Inc. by Bank of America Corporation), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Section 405.2 of the Regulations under Section 15C of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Section 405.2, in the following respects: (1) making the periodic computations of total haircuts and liquid capital under Section 402.2; (2) making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Section 404.5; and (3) determining compliance with the exemptive provisions of Section 403.4.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Department of Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Section 405.2 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal controls exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of Treasury to be adequate for its purposes in accordance with the regulations under 15C of the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 26, 2008, to meet the Department of Treasury's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Department of Treasury, Financial Industry Regulatory Authority, Inc., the Federal Reserve Bank of New York, the Securities and Exchange Commission, and other regulatory agencies that rely on Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 in their regulation of government securities broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Schlatter & Zuckerbell

END